UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kinder Morgan, Inc.

(Name of Issuer)

Class P Common Stock, par value $0.01 per share

(Title of Class of Securities)

49456B101

(CUSIP Number)

R. Jay Tabor, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49456B101	13D

(1)	Names of reporting person Richard D. Kinder
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 238,020,337(1)
	(8)	Shared voting power 0(1)
	(9)	Sole dispositive power 238,020,337(1)
	(10)	Shared dispositive power 0(1)
(11)	Aggregate amount beneficially owned by each reporting person 238,020,337
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☒(2)
(13)	Percent of class represented by amount in Row (11) 33.7%(3)
(14)	Type of reporting person IN

(1)	The Reporting Person is a party to (i) the Voting Agreement as more fully described in Item 6 below, pursuant to which certain stockholders representing approximately 75% of the voting power in Kinder Morgan, Inc. (the “Issuer”), including the Reporting Person, agreed, among other things, to collectively retain an amount of shares of the Issuer’s stock that is sufficient to approve the issuance of the Issuer’s Class P common stock (the “Class P Common Stock”), warrants, and the Class P Common Stock issuable upon exercise of such warrants, as part of the merger consideration in the Issuer’s proposed acquisition of El Paso Corporation as announced on October 16, 2011 and (ii) the Shareholders Agreement as more fully described in Item 6 below, which contains, among other things (A) restrictions on the transfer of certain capital stock of the Issuer owned by the Reporting Person and (B) an agreement among the Reporting Person and certain Issuer shareholders that are sponsor investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC (collectively, the “Sponsors”) for each to vote in favor of, or remove, persons nominated to the board of directors of the Issuer by the Reporting Person or each of the Sponsors in accordance with the terms of the Shareholders Agreement. The amount shown includes 551,434 shares of Class P Common Stock owned by a limited partnership of which the Reporting Person is the general partner and with respect to which the Reporting Person has sole voting and dispositive power. The Reporting Person disclaims 99% of the pecuniary interest in the shares owned by such limited partnership.

(2)

By virtue of certain provisions in the Shareholders Agreement as more fully described in Item 6 below, the Reporting Person may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, with the Sponsors. As a result, the Reporting Person may be deemed to beneficially own shares of Class P Common Stock that may be beneficially owned by each of the Sponsors; however, the Reporting Person hereby disclaims beneficial ownership of any such capital stock of the Issuer that may be beneficially owned by the Sponsors. In addition, the Reporting Person’s wife owns 46,664 shares of the Issuer’s Class A Common Stock which are convertible into Class P Common Stock in accordance with the Issuer’s certificate of incorporation (the “Charter”). The Reporting Person hereby disclaims beneficial ownership of any such shares that may be beneficially owned by the Reporting Person’s wife.

(3)	The amount shown in row 11 is based on the Reporting Person’s combined ownership of the Issuer’s Class A common stock (the “Class A Common Stock”) and Class P Common Stock, assuming that all outstanding shares of Class A Common Stock owned by the Reporting Person are fully converted on a one-for-one basis into shares of Class P Common Stock, that all shares of Class A Common Stock held by other persons are converted into Class P Common Stock and that the outstanding shares of Class B common stock (the “Class B Common Stock”) are converted into zero shares of Class P Common Stock. Since the Class A Common Stock owned by the Reporting Person, together with the Class B Common Stock and the Issuer’s Class C common stock (the “Class C Common Stock”) related to such shares, are convertible into a fixed aggregate number of shares of Class P Common Stock, the conversion of any such Class B Common Stock or Class C Common Stock into shares of Class P Common Stock will result in a corresponding decrease in the number of shares of Class P Common Stock into which the Class A Common Stock owned by the Reporting Person will be able to convert.

Item 1. Security and Issuer

The class of equity to which this Schedule 13D relates is Class P Common Stock, par value $0.01 per share, of Kinder Morgan, Inc. (“Class P Common Stock”).

Kinder Morgan, Inc. (the “Issuer”) is a Delaware corporation with its principal executive offices located at 500 Dallas Street, Suite 1000, Houston, Texas 77002.

Item 2. Identity and Background

(a) and (b) This Schedule 13D is filed by Mr. Richard D. Kinder (the “Reporting Person”). The business address of the Reporting Person is 500 Dallas Street, Suite 1000, Houston, Texas 77002.

(c) The present principal occupation of the Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the closing of the Issuer’s initial public offering of its Class P Common Stock on February 10, 2011, the Issuer was converted from a Delaware limited liability company into a Delaware corporation and such limited liability company’s outstanding units owned by the Reporting Person were converted into shares of capital stock of the Issuer consisting of Class A common stock, Class B common stock and Class P Common Stock. The shares of Class B common stock held by the Reporting Person represent incentive compensation that were acquired as a result of the Reporting Person’s service as an officer or director of the Issuer and/or its predecessors. On November 16, 2011, 1,654,302 shares of Class P Common Stock that the Reporting Person beneficially owns were acquired through the automatic conversion into Class P Common Stock of a portion of the Reporting Person’s shares of the Class B common stock pursuant to the terms and provisions of the certificate of incorporation of the Issuer.

150,000 shares of Class P Common Stock that the Reporting Person beneficially owns were acquired through open market purchases using personal or other funds.

On November 22, 2011, the Reporting Person agreed to purchase with his personal funds an aggregate of 19,723,865 shares of Class P Common Stock pursuant to the terms of that certain Stock Purchase Agreement, dated as of November 22, 2011 (the “Purchase Agreement”), by and among the Reporting Person and certain sponsor investment funds that are shareholders of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and which is discussed further in Item 4 below.

Item 4. Purpose of Transaction

As mentioned in Item 3 above, the Reporting Person entered into the Purchase Agreement for the purchase of an aggregate of 19,723,865 shares of shares of Class P Common Stock from certain sponsor investment funds that are shareholders in the Issuer, the closing of which is subject to customary closing conditions, including, without limitation, obtaining the approval of regulatory authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Upon the closing of the Purchase Agreement, the Reporting Person will hold the shares of Class P Common Stock acquired pursuant thereto for purposes of investment.

Other than as set forth herein or related to the transactions contemplated by, or in connection with, the Purchase Agreement, the Voting Agreement (as described in Item 6 below) and the Shareholders Agreement (as described in Item 6 below), and except as the conversion provisions of the Charter may result in the Reporting Person receiving additional shares of Class P Common Stock, the Reporting Person has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of

Schedule 13D. However, the Reporting Person intends to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase his ownership of Class P Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but, except as otherwise provided herein, the Reporting Person currently has no intention of selling any shares of Class P Common Stock or engaging in any such events. The Reporting Person is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Accordingly, the Reporting Person will be in a position to influence the management, operations and activities of the Issuer.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement, the Voting Agreement and the Shareholders Agreement, all of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) Upon the closing of the transactions contemplated by the Purchase Agreement, the Reporting Person will have direct beneficial ownership of 20,976,733 shares of the Issuer’s Class P common stock. A limited partnership of which the Reporting Person is a partner (the “Limited Partnership”) owns an additional 551,434 shares of the Issuer’s Class P Common Stock. The Reporting Person is the general partner of the Limited Partnership and has sole voting and dispositive power with respect to the shares owned by the Limited Partnership; however, the Reporting Person disclaims 99% of the pecuniary interest in the shares owned by the Limited Partnership.

In addition, the Reporting Person has direct beneficial ownership of 216,492,170 shares of Class A Common Stock and 25,102,026 shares of Class B Common Stock. Additionally, the Limited Partnership owns an additional 12,551,013 shares of Class B Common Stock. The Reporting Person disclaims 99% of the pecuniary interest in the shares owned by the Limited Partnership. Although the Reporting Person’s wife holds 46,664 shares of Class A Common Stock, the Reporting Person disclaims any and all beneficial or pecuniary interest in such shares held by his wife. The number of shares of Class P Common Stock into which shares of Class A Common Stock and related shares of Class B Common Stock and Class C Common Stock will convert is determined in accordance with the Charter. The relative portion of the total number of shares of Class P Common Stock issuable upon conversion to holders of Class A Common Stock and the related Class B Common Stock and Class C Common Stock, respectively, will depend on the total value that has been received by such holders in connection with dividends and conversions of such shares into Class P Common Stock. Because the total number of shares of Class P Common Stock issuable upon conversion of shares of Class A Common Stock and the related shares of Class B Common Stock and Class C Common Stock is fixed, the conversion of any such shares of Class B Common Stock or Class C Common Stock will result in a corresponding decrease in the number of shares of Class P Common Stock into which the related shares of Class A Common Stock will be able to convert. Assuming that all outstanding shares of Class A Common Stock owned by the Reporting Person are fully converted on a one-for-one basis into shares of Class P Common Stock, that all shares of Class A Common Stock held by other persons are converted into Class P Common Stock and that the outstanding shares of Class B Common Stock are converted into zero shares of Class P Common Stock, the Reporting Person’s aggregate beneficial ownership of Class P Common Stock represents approximately 33.7% of the Class P Common Stock outstanding on a fully converted basis.

By virtue of certain provisions in the Shareholders Agreement as more fully described in Item 6 below, the Reporting Person may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, with certain sponsor investment funds advised by, or affiliated with, Goldman, Sachs & Co., Highstar Capital LP, The Carlyle Group and Riverstone Holdings LLC that are shareholders in the Issuer and parties to the Shareholders Agreement (collectively, the “Sponsors”). After giving effect to the transactions contemplated by the Purchase Agreement (and assuming no additional conversions of Class A Common Stock owned by the Sponsors), the Sponsors will collectively own 319,468,167 shares of Class A common stock which, together with the shares of Class B Common Stock and Class C Common Stock related thereto, is convertible into an aggregate of 319,433,553 shares of Class P Common Stock. As a result, the Reporting Person may be deemed to beneficially own such shares of Class P Common Stock that are beneficially owned by each of the Sponsors; however, the Reporting Person hereby disclaims beneficial ownership of any such shares that may be beneficially owned by the Sponsors.

(c) On November 16, 2011, 1,654,302 shares of Class P Common Stock that the Reporting Person beneficially owns were acquired through the automatic conversion into Class P Common Stock of a portion of the Reporting Person’s shares of the Class B common stock. No purchase price was paid by the Reporting Person for the shares of Class P Common Stock upon such automatic conversion pursuant to the terms and provisions of the certificate of incorporation of the Issuer.

(d) Not applicable.

(e) Not applicable.

The Cover Page of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 16, 2011, the Reporting Person and certain other shareholders of the Issuer (which, in the aggregate, represent approximately 75% of the voting power in the Issuer) entered into that certain Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 (the “Voting Agreement”) and is incorporated herein by reference, with El Paso Corporation, a Delaware corporation (“El Paso”), in connection with the Issuer’s proposed acquisition of El Paso. Pursuant to the terms of the Voting Agreement, the Reporting Person and the other Issuer shareholders that are parties thereto agreed, among other things, to vote their shares of voting common stock of the Issuer in favor of the issuance of Class P Common Stock, warrants and Class P Common Stock issuable upon exercise of such warrants, as part of the merger consideration to be paid by the Issuer to El Paso’s shareholders in the Issuer’s proposed acquisition of El Paso. In addition, the Issuer’s shareholders that are parties to the Voting Agreement agreed to collectively retain (subject to certain permitted transfers), until the Issuer’s shareholders approve such issuance of Class P Common Stock and warrants or until the Voting Agreement is terminated pursuant to its terms, whichever is earlier, an amount of shares of Issuer voting common stock that is sufficient to approve such Class P Common Stock and warrant issuance proposal.

The Reporting Person is a party to that certain Shareholders Agreement, dated as of February 10, 2011, a copy of which is attached hereto as Exhibit 99.3 (the “Shareholders Agreement”) and is incorporated herein by reference, by and among certain shareholders of the Issuer, which (i) provides such shareholders certain governance rights with respect to the Issuer and (ii) imposes certain restrictions on the transfer of Issuer capital stock. Pursuant to the Shareholders Agreement, among other things, the Reporting Person (i) has the right to appoint five director nominees to the Issuer’s board of directors (which currently has thirteen members), (ii) has, in certain instances and subject to certain limitations, the right to require the Issuer to register under applicable securities laws the sale of shares of common stock issuable upon the conversion of Class A common stock and Class B common stock owned by the Reporting Person and (iii) is subject to certain transfer and conversion restrictions on capital stock in the Issuer owned by the Reporting Person.

Further, pursuant to the terms of the Shareholders Agreement, the Reporting Person and the Sponsors have the right to collectively appoint eleven of the thirteen director nominees to the Issuer’s board of directors and committees. Each of the Sponsors and the Reporting Person has agreed with each other to take all necessary actions within their respective power to vote in favor of persons nominated to the board of directors of Issuer by such other shareholder in accordance with the Shareholders Agreement and to remove any directors of such nominating shareholder as required by the Shareholders Agreement. In addition, if the Reporting Person or any of the Sponsors do not vote in accordance with the Shareholders Agreement to elect or remove any directors, each party has granted each other party an irrevocable proxy so that their shares may be voted in accordance with the Shareholders Agreement.

Items 3 through 5 of this Schedule 13D are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Stock Purchase Agreement, dated as of November 22, 2011, by and among the Reporting Person and certain sponsor investment funds that are shareholders of the Issuer identified therein.

99.2	Voting Agreement, dated as of October 16, 2011, by and among the Reporting Person, certain other Issuer shareholders identified therein and El Paso.

99.3	Shareholders Agreement, dated as of February 10, 2011, by and among the Reporting Person, the Sponsors and certain other Issuer shareholders identified therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2011

/s/ Richard D. Kinder
RICHARD D. KINDER

Exhibit Index

99.1	Stock Purchase Agreement, dated as of November 22, 2011, by and among the Reporting Person and certain sponsor investment funds that are shareholders of the Issuer identified therein.

99.2	Voting Agreement, dated as of October 16, 2011, by and among the Reporting Person, certain other Issuer shareholders identified therein and El Paso.

99.3	Shareholders Agreement, dated as of February 10, 2011, by and among the Reporting Person, the Sponsors and certain other Issuer shareholders identified therein.